Exhibit 12.65

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In millions)
Earnings:
Pretax earnings	$950	$1,275	$922	$960	$991
Adjustments	(3)	(15)	(26)	71	4
Fixed charges	473	453	461	463	520
Net earnings	$1,420	$1,713	$1,357	$1,494	$1,515

Fixed Charges:
Interest expense	$446	$424	$432	$441	$490
Adjustments	27	29	29	22	30
Fixed charges	$473	$453	$461	$463	$520

Ratio of earnings to fixed charges	3.00	3.78	2.94	3.23	2.91